EXHIBIT 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of (loss) per share

	Three Months Ended April 30,
	2010	2009

Net (loss)	$(1,176,385)	$16,341

Average shares outstanding	9,413,367	9,354,782
Stock options & purchase plan:
Total options & purchase plan shares	—	163,718
Assumed treasury stock buyback	—	(114,136)
Convertible redeemable preferred stock assumed converted	—	—

Number of shares used in per common share computation	9,413,367	9,404,364

Basic net ( loss ) per share of common stock	$(0.13)	$0.00

Diluted net ( loss ) per share of common stock	$(0.13)	$0.00